UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Diadexus, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25245P 20 5
(CUSIP Number)

RYAN J. MORRIS
MESON CAPITAL PARTNERS LLC
One Sansome Street, Unit 1895
San Francisco, California 94965
(415) 322-0486

MICHAEL R. NEIDELL, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON MESON CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,732
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,732
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON RYAN J. MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,732
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON THE EVANS DRIVE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,581
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 66,581
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON WENDY E. REISMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,423
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON MARGARET P. ROACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 25,566
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 25,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON BRIAN J. ROACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,406
	8	SHARED VOTING POWER 37,989
	9	SOLE DISPOSITIVE POWER 133,406
	10	SHARED DISPOSITIVE POWER 37,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON MOHAMED ALKADY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P 20 5

1	NAME OF REPORTING PERSON ARTHUR L. GOLDBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P 20 5

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Diadexus, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 349 Oyster Point Boulevard, South San Francisco, California 94080.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Meson Capital, LP, a New York limited partnership (“Meson LP”);

(ii)	Meson Capital Partners LLC, a Delaware limited liability company (“Meson LLC”), as the general partner of Meson LP;

(iii)	Ryan J. Morris, as the managing member of Meson LLC, and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)	The Evans Drive Trust, a Massachusetts trust (the “Drive Trust”);

(v)	Wendy E. Reisman;

(vi)	Margaret P. Roach;

(vii)	Brian J. Roach;

(viii)	Mohamed Alkady, as a nominee for the Board; and

(ix)	Arthur L. Goldberg, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

 (b)           The principal business address of each of Meson LP, Meson LLC and Ryan J. Morris is One Sansome Street, Unit 1895, San Francisco, California 94965.  The principal business address of each of the Drive Trust, Ms. Reisman, and Mr. Roach is 12363 Skyline Blvd., Oakland, CA 94619. The principal business address of Ms. Roach is 108 Parker Street, Westwood, MA 02090. The principal business address of Mr. Alkady is 1515 E Orangewood Ave, Anaheim, CA 92805. The principal business address of Mr. Goldberg is 5600 Munhall Road, Suite 1009, Pittsburgh, PA 15217.

(c)           The principal business of Meson LP is investing in securities.  The principal business of Meson LLC is serving as the general partner of Meson LP.  The principal occupation of Ryan J. Morris is serving as the managing member of Meson LLC.  The principal business of the Drive Trust is investing in securities. The principal occupation of Mr. Roach is a private investor. Each of Ms. Reisman and Ms. Roach is not currently employed.  The principal occupation of Mr. Alkady is serving as President of Hart, Inc., a medical software company utilizing technology to bridge the gap between patients and providers. The principal occupation of Mr. Goldberg is serving as Chief Financial Officer of Bellrock Controls, Inc., a technology company providing enterprise level operational intelligence for the healthcare sector.

CUSIP NO. 25245P 20 5

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Meson LP is organized under the laws of the State of New York. Meson LLC is organized under the laws of the State of Delaware.  The Drive Trust is organized under the laws of the Commonwealth of Massachusetts. Mr. Morris is a citizen of Canada. Each of Messrs. Alkady, Goldberg, Roach and Ms. Reisman and Ms. Roach is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Meson LP, the Drive Trust, the Joint Account (defined below), Ms. Reisman, Ms. Roach and Mr. Roach were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 33,732 Shares directly owned by Meson LP is approximately $96,333, including brokerage commissions.

The aggregate purchase price of the 66,581 Shares directly owned by the Drive Trust is approximately $475,628, including brokerage commissions.

The aggregate purchase price of the 11,340 Shares directly owned by the Brian J. Roach & Wendy E. Reisman joint account (the “Joint Account”) is approximately $62,759, including brokerage commissions.

The aggregate purchase price of the 1,083 Shares directly owned by Ms. Reisman is approximately $6,242, including brokerage commissions.

The aggregate purchase price of the 25,566 Shares directly owned by Ms. Roach is approximately $240,792, including brokerage commissions.

The aggregate purchase price of the 66,825 Shares directly owned by Mr. Roach is approximately $558,761, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 25245P 20 5

On March 11, 2016, Meson LP delivered a letter (the “Nomination Letter”) to the Issuer nominating a slate of three (3) highly qualified director candidates, Mohamed Alkady, Arthur L. Goldberg and Ryan J. Morris (the “Nominees”), for election to the Board at the Issuer’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”).  On March 23, 2016, the Reporting Persons entered into the Joint Solicitation Agreement (as defined in Item 6 below) in which they agreed to form a group known as Concerned DDXS Shareholders for the purpose of soliciting proxies for the election of the Nominees at the 2016 Annual Meeting.  Accordingly, the Reporting Persons have delivered to the Issuer a supplement to the Nomination Letter reflecting the execution of the Joint Solicitation Agreement.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) continuing to engage in communications with management and the Board regarding ways to improve shareholder value, (ii) engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, (iii) making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), liquidation of the Issuer’s portfolio with a distribution of the proceeds to shareholders, or suggestions for improving the Issuer’s financial and/or operational performance, (iv) purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or (v) changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 4,100,060 Shares outstanding, which is the total number of Shares outstanding as of October 29, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2015.

A.	Meson LP

(a)	As of the close of business on March 25, 2016, Meson LP beneficially owned 33,732 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,732
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,732

(c)	The transactions in the Shares by Meson LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 25245P 20 5

B.	Meson LLC

(a)	Meson LLC, as the general partner of Meson LP, may be deemed the beneficial owner of the 33,732 Shares owned by Meson LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,732
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,732

(c)
Meson LLC has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Meson LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Morris

(a)	Mr. Morris, as the managing member of Meson LLC, may be deemed the beneficial owner of the 33,732 Shares owned by Meson LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,732
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,732

(c)
Mr. Morris has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Meson LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	The Drive Trust

(a)	As of the close of business on March 25, 2016, the Drive Trust beneficially owned 66,581 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 66,581
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 66,581
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Drive Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Ms. Reisman

(a)	As of the close of business on March 25, 2016, Ms. Reisman beneficially owned: (i) 1,083 Shares and (ii) 11,340 Shares held in the Joint Account.

Percentage: Less than 1%

CUSIP NO. 25245P 20 5

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,423
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,423

(c)	Ms. Reisman has not entered into any transactions in the Shares during the past sixty days.

F.	Ms. Roach

(a)	As of the close of business on March 25, 2016, Ms. Roach beneficially owned 25,566 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,566
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,566

(c)	Ms. Roach has not entered into any transactions in the Shares during the past sixty days.

G.	Mr. Roach

(a)
As of the close of business on March 25, 2016, Mr. Roach beneficially owned (i) 66,825 Shares and (ii) 11,340 Shares held in the Joint Account. Mr. Roach, as trustee to the Drive Trust, may be deemed the beneficial owner of the 66,581 Shares owned by the Drive Trust.  Mr. Roach may also be deemed to beneficially own the (i) 1,083 Shares owned by Ms. Reisman, and (ii) 25,566 Shares owned by Ms. Roach.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 133,406
2. Shared power to vote or direct vote: 37,989
3. Sole power to dispose or direct the disposition: 133,406
4. Shared power to dispose or direct the disposition: 37,989

(c)	The transactions in the Shares by Mr. Roach and the Drive Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Mr. Alkady

(a)	As of the close of business on March 25, 2016, Mr. Alkady did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Alkady has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 25245P 20 5

I.	Mr. Goldberg

(a)	As of the close of business on March 25, 2016, Mr. Goldberg did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Goldberg has not entered into any transactions in the Shares during the past sixty days.

 This statement reports an aggregate of 205,127 Shares, constituting approximately 5.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 23, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the 2016 Annual Meeting.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Meson Capital, LP, Meson Capital Partners LLC, Ryan J. Morris, The Evans Drive Trust, Wendy E. Reisman, Margaret P. Roach, Brian J. Roach, Mohamed Alkady and Arthur L. Goldberg dated March 23, 2016.

99.2	Powers of Attorney.

CUSIP NO. 25245P 20 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2016

MESON CAPITAL, LP

By:	Meson Capital Partners LLC, General Partner

By:	/s/ Ryan J. Morris
Name:	Ryan J. Morris
Title:	Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
Name:	Ryan J. Morris
Title:	Managing Member

/s/ Ryan J. Morris
RYAN J. MORRIS

/s/ Mohamed Alkady
MOHAMED ALKADY

/s/ Arthur L. Goldberg
ARTHUR L. GOLDBERG

THE EVANS DRIVE TRUST

By:	/s/ Brian J. Roach
Name:	Brian J. Roach
Title:	Trustee

/s/ Brian J. Roach
BRIAN J. ROACH, Individually and as attorney-in-fact for Wendy E. Reisman and Margaret P. Roach

CUSIP NO. 25245P 20 5

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale
MESON CAPITAL, LP
Common Stock	1,000	1.3300	03/03/2016
Common Stock	9,000	1.4262	03/04/2016
Common Stock	100	1.4900	03/07/2016
Common Stock	633	1.5000	03/08/2016
Common Stock	133	1.5000	03/11/2016
Common Stock	12,200	1.5372	03/18/2016

BRIAN J. ROACH
Common Stock	100	1.4600	03/16/2016
Common Stock	4,706	1.5000	03/16/2016

THE EVANS DRIVE TRUST

Common Stock	100	1.4100	02/10/2016
Common Stock	100	1.4400	02/10/2016
Common Stock	900	1.4500	02/10/2016